SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________

Amendment No. 6
to
SCHEDULE 14D-9
(RULE 14d-101)
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SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
__________

UAP Holding Corp.
(Name of Subject Company)

UAP Holding Corp.
(Names of Person(s) Filing Statement)

__________

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

903441103
(CUSIP Number of Class of Securities)

Todd A. Suko
Vice President, General Counsel and Secretary
7251 W. 4th Street
Greeley, CO 80634
(970) 356-4400

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and |
Communications on Behalf of the Person(s) Filing Statement)

__________

WITH COPIES TO:

     Andrew J. Nussbaum
Gavin D. Solotar
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 6 to the Schedule 14D-9 (this “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 11, 2008, amends and supplements the Schedule 14D-9 filed with the SEC on December 10, 2007 by UAP Holding Corp. (the “Company”), a Delaware corporation, as amended by Amendment No. 1 filed on December 27, 2007, Amendment No. 2 filed on January 9, 2008, Amendment No. 3 filed on January 14, 2008, Amendment No. 4 filed on January 18, 2008 and Amendment No. 5 filed on January 22, 2008. The Schedule 14D-9 relates to a tender offer by Agrium U.S. Inc. (“Purchaser”), a Colorado corporation and an indirect wholly owned subsidiary of Agrium Inc. (“Parent”), to purchase all of the outstanding shares of common stock of the Company, par value $0.001 per share, at a purchase price of $39.00 per share, net to the seller in cash without interest thereon and less any required withholding taxes, as disclosed in a Tender Offer Statement on Schedule TO (as amended) filed with the SEC on December 10, 2007, by Purchaser, Parent and Utah Acquisition Co., a Delaware corporation and a direct wholly owned subsidiary of Purchaser, and on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 10, 2007 and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

     The information in the Schedule 14D-9 is incorporated in this amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Additional Information.

     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the last two sentences of the second paragraph under the heading “(c) Regulatory Approvals”, the first sentence of which (as previously amended) begins “On January 14, 2008…” with the following:

     “On January 11, 2008, Parent withdrew its report form, and Parent has indicated that it intends to re-file its report form on February 11, 2008. This re-filing of the report form with the FTC will provide Parent with a full 15-day period to continue to discuss the transaction and answer any additional questions raised by the FTC, as well as provide the FTC with additional time to review the information submitted by Parent and the Company. The new waiting period under the HSR Act will expire at 11:59 p.m., New York City time, on February 26, 2008, unless this period is earlier terminated or extended by issuance of a second request. Parent has stated that it remains committed to working cooperatively with the FTC as it conducts its review of the proposed acquisition and that it remains confident of a successful close to the transaction.”

     On February 11, 2008, Parent issued a press release regarding the re-filing of its report form, the full text of which was filed by Parent with the SEC on February 11, 2008 as Exhibit 1 to Form 6-K and is incorporated by reference herein.

Item 9. Exhibits.

     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(12)	Press Release issued by Parent on February 11, 2008 (incorporated herein by reference to Exhibit 1 to Form 6-K filed with the SEC by Parent on February 11, 2008).

SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 6 to Schedule 14D-9 is true, complete and correct.

UAP HOLDING CORP.
By: /s/ Todd A. Suko
Name: Todd A. Suko
Title: Vice President, General Counsel and Secretary
Dated: February 11, 2008